UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Appointment of Director
The Board of Directors (the “Board”) of Flora Growth Corp., an Ontario corporation (the “Company”), has appointed Marc Mastronardi as a director of the Board, effective May 25, 2021.  Mr. Mastronardi will serve as a director until the Company’s next annual meeting of shareholders and until his successor shall have been elected and qualified, subject to his earlier death, resignation, retirement, disqualification or removal.
Mr. Mastronardi is the Chief Stores Officer of Macy’s. Prior to this role, Mr. Mastronardi was Macy’s Senior Vice President of Store Operations and Customer Experience, where he was responsible for enterprise-wide store operations, sales and customer service. Mr. Mastronardi has also led multiple functions within the organization responsible for the creation and expansion of new business concepts, leased partnerships and diverse, owner-led businesses. Mr. Mastronardi currently serves on the board of Delivering Good, NYC, the executive committee of the Fashion Scholarship Fund, and is the executive sponsor of the Macy’s Working Families Employee Resource Group.
There are no arrangements or understandings between Mr. Mastronardi and any other person pursuant to which Mr. Mastronardi was appointed as a director of the Company and there are no family relationships between Mr. Mastronardi and any director or officer of the Company. The Board has determined that Mr. Mastronardi is independent under the applicable rules of the Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market.
Since the beginning of Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Mastronardi had or will have a direct or indirect material interest that would require disclosure pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.
Mr. Mastronardi will participate in the standard non-employee director compensation arrangements described under the section entitled “Executive Compensation—Director Compensation” in the Company’s prospectus, dated May 10, 2021, filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended, which is deemed to be part of the Company’s Registration Statement on Form F-1 (File No. 333-252996).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: May 25, 2021

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